Qiao Xing Universal’s Major Operating Subsidiary, CECT, and Bei Dou
(www.139shop.com) Establish New Strategic Partnership with a RMB1 Billion
Agreement
HUIZHOU, China, August 15 /Xinhua-PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc (”XING” or “The Company”) (Nasdaq: XING) today announced that its major operating subsidiary, CEC Telecom Co., Ltd. (“CECT”) has signed a RMB 1 billion agreement with Bei Dou Communication & Equipment Co Ltd. (“Bei Dou”), the largest mobile handset Internet sales platform in China to establish a new e-commerce and promotional outlet for selling the Company’s handsets. According to the agreement, both companies have agreed to deepen strategic ties, especially related to Internet sales, retail channel development, as well as other value-added services.
The new alliance between the two companies marks a significant breakthrough in the handset industry in China as it adds an additional marketing and promotional component to the traditional distribution platform and TV infomercial sales network. Through this agreement, CECT will able to deal with retail outlets as well as customers directly via Bei Dou’s handset e-commerce platform. CECT will provide a set of training programs to retailers, including product education, pricing management, customer targeting and other selling techniques, as well as technical support.
Mr. Wu ZhiYang, Chairman of CECT, commented, “E-commerce channels are some of the most efficient outlets in term of cost effectiveness and operating efficiency, especially for the sale of mobile handsets. We believe this agreement will allow us to enhance our competitiveness by lowering our distribution costs and overall operating expenses. We believe it will benefit customers as well since they will be able to more easily obtain information about our products, and then make fully educated purchasing decisions. Our differentiated handsets often have fairly unique features which make this a perfect outlet for us and we are quite optimistic about the potential.”

About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributor of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com .
Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of August 15, 2007, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.
For further information:
Rick Xiao
Tel: +86-752-2820268
Email: rickxiao@qiaoxing.com